Rachel A. Gonzalez
Executive Vice President, General Counsel
3150 Sabre Drive, Southlake, TX 76092 USA
T: 682 605 1980 F: 682 605 7180
rachel.gonzalez@sabre.com

May 12, 2017

Via EDGAR
Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
One Station Place, Mail Stop 20549-4628
100 F Street, NE
Washington, D.C.  20549

Re:	Sabre Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016, filed February 17, 2017
File No. 001-36422

Dear Ms. Blye:

On behalf of Sabre Corporation (the “Company”), I am submitting this letter in response to the comments contained in the letter dated April 14, 2017 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company. For convenience, the Staff's comments are retyped below.

General

Staff Comment No. 1:

In a letter to us dated March 10, 2014 you described your GDS contracts with carriers that fly to Sudan and Syria. You state on page 15 of the 10-K that you have “GDS contracts with carriers that fly to” countries including Syria, and you refer to Sudan and Syria in stating your belief that your “activities are designed to comply with certain travel-related exemptions” to economic sanctions regulations. Additionally, in a 2016 interview the CEO of your subsidiary Sabre Travel Network Middle East (STNME) referred to STNME’s offices in countries including Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ms. Cecilia Blye
May 12, 2017

Company’s Response:

The Company has no agreements, commercial arrangements or other contacts with the governments of Sudan or Syria, or, to the Company’s knowledge, with entities controlled by those governments. The Company does not provide these governments or, to the Company’s knowledge, entities controlled by such governments with any services, products, information or technology.

Except as noted below, there have been no material changes in the Company’s operations with respect to Sudan and Syria since March 2014. As previously noted, the Company has GDS contracts with carriers that fly to Sudan and Syria that are based outside of those countries and are not owned by those governments. With respect to Sudan and Syria, the Company believes that its activities fall within the travel and information-related exceptions to U.S. regulations prohibiting the transactions involving such countries, to the extent that such regulations apply.

As noted in the Company’s March 10, 2014 response letter, the Company had a license to export GDS software to travel agents in Syria. The Company decided not to renew the license, and the license expired on April 30, 2017. In connection with the expiration of this license, the Company has terminated access to the Company’s GDS system by travel agents in Syria. The reference by the CEO of STNME to an office in Syria pertained to a third-party travel agent in that country that provided information technology support for the Company’s GDS system. This agent has also ceased providing these support services.

Staff Comment No. 2

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company’s Response:

The Company does not believe that the activities described above are material to investors or represent a material investment risk. On a quantitative basis, the Company’s revenue attributable to the activities described above is immaterial. The total revenue attributable to travel booked through the Sabre GDS to or from Sudan and Syria for the period between January 2014 and December 2016 was approximately $2.6 million, which is 0.029% of the Company’s overall revenue for the same period.

The Company notes the de minimis quantitative nature of the activity, the fact that the Company provides no services, products, information or technology to the governments of Sudan or Syria, the fact that U.S. sanctions rules provide a number of explicit exceptions with respect to travel and informational transactions, and the absence of any investor criticism or inquiry known to the Company resulting from prior disclosures regarding these activities. As a result, on a qualitative basis, the Company does not believe that a reasonable investor would consider the activities described above to have a material impact on making an investment decision regarding the Company’s securities.

Ms. Cecilia Blye
May 12, 2017

If you have any questions concerning this letter, please contact the undersigned at (682) 605-1980.

Sincerely,

/s/ Rachel A. Gonzalez

Rachel A. Gonzalez

cc:	Daniel Leslie, Securities and Exchange Commission

Barbara Jacobs, Securities and Exchange Commission

Sean Menke, Sabre Corporation

Richard A. Simonson, Sabre Corporation

Pamela L. Marcogliese, Cleary Gottlieb Steen & Hamilton LLP

Marney L. MacKenna, Ernst & Young LLP